UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number:

000-56663

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Celsius Holdings, Inc.

Full Name of Registrant

____________________________

Former Name if Applicable

2424 N. Federal Highway, Suite 208

Address of Principal Executive Office (Street and Number)

Boca Raton, Florida 33431

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-- NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Celsius Holdings, Inc. (the “Company”) is currently finalizing its audited consolidated financial statements and related disclosures for inclusion in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 (the “Form 10-K”) and the required Management’s assessment of its internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act (“SOX”). Although the Company has dedicated significant resources to the completion of this process, the Company has encountered staffing limitations, unanticipated delays and identified material errors in previous filings as further described below. As a result, the Company is unable to complete and file its Form 10-K by the prescribed filing date without unreasonable effort and expense. The Company continues to dedicate significant resources to complete its assessment of internal controls over financial reporting and finalize its Form 10-K and is seeking to file its Annual Report within the extension period provided under Rule 12b-25, however, there can be no assurance that the Company will be successful in filing prior to the expiration of the extension period.

In connection with the preparation of its consolidated financial statements for the year ended December 31, 2021, the Company determined that the calculation of expense of non-cash share based compensation related to grants of stock options and restricted stock units (“RSUs”) issued to former employees and retired directors was materially understated during the three-and six-month periods ended June 30, 2021 and three- and nine-month periods ended September 30, 2021 (the “Affected Periods”), based on the application of U.S. generally accepted accounting principles. During the Affected Periods, the stock options and RSUs were modified and the expense should have been calculated and recognized using the fair market value of the awards as of the date of modification and recognized over the remaining service period.

In order to correct previously reported non-cash share-based compensation during the Affected Periods, the Company is recognizing additional non-cash share-based compensation expense of approximately $3,180,000 for the three-month period ending June 30, 2021 and approximately $12,116,000 for the three-month period ended September 30, 2021. The recognition of additional non-cash share-based compensation expense does not impact the Company’s cash, revenue, other aspects of its operations or its business fundamentals.

The Company’s management has concluded that as a result of a breakdown in the design of controls over modifications to their share-based compensation that a material weakness exists in the Company’s internal controls over financial reporting. As a result, their disclosure controls and procedures were not effective as of December 31, 2021.

Since the Company’s management has not completed its evaluation and testing of internal controls over financial reporting or the preparation of its consolidated financial statements, there can be no assurance that additional control deficiencies will not be identified that could rise to the level of a material weaknesses or additional adjustments recorded that would change the Company’s operating results for the year ended December 31, 2021.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

John Fieldly	561	276-2339
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Reference is made to the disclosure in Part III - Narrative above.

Celsius Holdings, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 1, 2022	By:	/s/ John Fieldly
John Fieldly, Chief Executive Officer